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                            April 15, 2024

       Dr. Raluca Dinu
       Chief Executive Officer
       QT Imaging Holdings, Inc.
       3 Hamilton Landing, Suite 160
       Novato, CA 94949

                                                        Re: QT Imaging
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 2, 2024
                                                            File No. 333-278460

       Dear Dr. Raluca Dinu:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed April 2, 2024

       Cover Page

   1. We note that you are registering the issuance of 94,364 shares of Common Stock that are issuable upon the
exercise of 94,364 Sponsor's Warrants and 5,375,000 shares of
                                                        Common Stock issuable
pursuant to the Yorkville Note for the Pre-Paid Advance. On
                                                        page 166, you note that
[i]n connection with the Closing, (i) the Sponsor elected to partially convert (the
  Conversion   ) $943,640 in principal balance outstanding under the
                                                        Working Capital Note
into 94,364 shares of Common Stock and 94,364 Sponsor   s
                                                        Warrants of the
Company." Likewise, you note on page 7 that "[a]s consideration for a Pre-Paid Advance of
$10.0 million, in connection with the Closing, the Company issued to Yorkville a
promissory note." It appears that the Sponsor's Warrants were issued on
                                                        March 4, 2024 and
became exercisable thirty days thereafter and that the Yorkville Note was also issued on
March 4, 2024 and was immediately convertible. If an option becomes exercisable within one
year, it is deemed to be immediately exercisable. Therefore, a
 Dr. Raluca Dinu
FirstName
QT ImagingLastNameDr.     Raluca Dinu
              Holdings, Inc.
Comapany
April       NameQT Imaging Holdings, Inc.
       15, 2024
April 215, 2024 Page 2
Page
FirstName LastName
         registration statement must be on file before the option is exercisable for the entire transaction to be a public offering. Given this, please tell us your basis for registering the offering of the shares underlying the Sponsor's Warrants and the Yorkville Note for the
         Pre-Paid Advance on a primary basis or revise the offering to only register the resale of such shares. Please refer to Securities Act Sections C&DI Questions 239.15, 139.09 and
         103.04.
2. For each of the Private Placement Shares, Working Capital Shares, Insider Shares,
         Closing Shares and Sponsor's Warrants being registered for resale, please disclose the price that the selling securityholders paid for such shares or warrants.
Risk Factors
Risks Related to Ownership of Company Common Stock and Other Securities
Future sales, or the perception of future sales, of Company Common Stock by us or our existing stockholders..., page 66

3. We note your statement that "[t]he sale of substantial amounts of shares of Company
         Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Company Common Stock." To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Condition and Results of Operations of QT Imaging
Overview, page 81

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of your outstanding shares for resale and discuss
         how such sales could impact the market price of the company   s common
stock. Your
         discussion should highlight the fact that the shares being registered for resale by the selling stockholders collectively represent over 50% of your outstanding shares and that the Sponsor, a beneficial owner of over 33% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

5. We note that because the most recent balance sheet of QT Imaging, Inc. included in the
         Registration Statement is as of December 31, 2023, it does not reflect the Closing of the
         Business Combination with GigCapital5 that occurred on March 4, 2024. We also note that on March 22, 2024 you filed an Amendment No. 1 to a Current Report on Form 8-
         K/A containing unaudited pro forma condensed combined financial information as of
 Dr. Raluca Dinu
QT Imaging Holdings, Inc.
April 15, 2024
Page 3
       December 31, 2023 and for the year then ended. Please include this pro forma financial information in your Registration Statement or explain to us why you are not required to do
       so.
6. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the respective selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.



                                                              Sincerely,

FirstName LastNameDr. Raluca Dinu                             Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameQT Imaging Holdings, Inc.
                                                              Services
April 15, 2024 Page 3
cc:       Jeffrey C. Selman, Esq.
FirstName LastName